August 15, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street NE

Washington, D.C. 20549-3561

Re:	Talon Capital Corp.

Draft Registration Statement on Form S-1

Submitted July 1, 2025

CIK No. 0002073340

Dear Ms. De Lorenzo and Ms. Breslin:

On behalf of Talon Capital Corp. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance and Office of Real Estate & Construction of the Securities and Exchange Commission (the “Commission”) in the letter dated July 28, 2025, relating to the Company’s Draft Registration Statement on Form S-1 (CIK No. 0002073340). The Company is concurrently filing via EDGAR the Registration Statement on Form S-1 (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of reference, the text of the comments in the Staff’s letter is reproduced in bold herein. Unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Draft Registration Statement on Form S-1

Cover Page

1.	We note your disclosure on page 18 and elsewhere that if you increase or decrease the size of the offering, you will effect a share dividend or a share contribution back to capital, or other appropriate mechanism in such amount as to maintain the collective ownership of the initial shareholders at approximately 25% of your issued and outstanding ordinary shares. Please discuss these provisions, which could involve the issuance of additional shares, on the cover page and in the discussions of securities that may become issuable to the sponsor in the sections entitled Sponsor Information on pages 9 and 105. Also, describe the extent to which these securities issuances may result in a material dilution of the purchasers’ equity interests. Refer to Items 1602(a)(3), 1602(b)(6) and 1603(a)(6) of Regulation S-K.

Response: In response to Staff’s comment, the Company has revised the disclosure on the cover page and pages 9, 106 and 107 of the Amended Registration Statement.

2.	Please revise your discussion of sponsor compensation on the cover page to include the private placement units that may be issued as a result of the up to $1,500,000 in convertible working capital loans, and whether this issuance could result in a material dilution of the purchasers’ equity interests. Please also revise your cross-reference to include all locations of related disclosures in the registration statement. Refer to Item 1602(a)(3) of Regulation S-K.

Response: In response to Staff’s comment, the Company has revised the cover page of the Amended Registration Statement.

Summary, page 1

3.	We note your disclosure on pages 53 and 54, and elsewhere that you may be required to seek additional funding to complete an initial business combination. Please revise the summary to include disclosure regarding possible plans to seek additional financing and how the terms of any such financing may impact public shareholders. Refer to Item 1602(b)(5) of Regulation S-K

Response: In response to Staff’s comment, the Company has revised the disclosure on pages 13 and 14 of the Amended Registration Statement.

The Offering

Permitted Purchases of Public Shares By Our Affiliates, page 25

4.	We note your disclosure that your sponsor, directors, executive officers, advisors or any of their affiliates may purchase Class A ordinary shares in privately negotiated transactions or in the open market either prior to or following the completion of your initial business combination and that these securities would not be voted in compliance with the requirements of Rule 14e-5 of the Exchange Act. We also note your disclosure on pages 41 and 148 that your sponsor, officers and directors have agreed to vote any founder shares, private placement shares, as well as any public shares purchased during or after this offering, in favor of your initial business combination. Please revise to reconcile these disclosures or advise.

Response: In response to Staff’s comment, the Company has revised the disclosure on page 26 of the Amended Registration Statement.

Manner of Conducting Redemptions, page 27

5.	We note your disclosure on page 28 that you expect to mail the final proxy statement to public shareholders at least 10 days prior to a shareholder vote. You also disclose on page 117 that the final proxy statement would be mailed to public shareholders at least 20 days prior to a shareholder vote. Please revise to reconcile these disclosures and to be consistent with the minimum dissemination period required by Exchange Act Rule 14a-6(q).

Response: In response to Staff’s comment, the Company has revised the disclosure on page 28 of the Amended Registration Statement.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (561) 650-7951.

Very truly yours,

GREENBERG TRAURIG, P.A.

By:	/s/ Tricia Branker
Tricia Branker, Esq.

cc:	Charles Leykum, Chairman and Chief Executive Officer, Talon Capital Corp.

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